

12010465

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NUMBER
8- 65564
66824

REPORT FOR THE PERIOD BEGINNING _____01/01/2011_____ AND ENDING _____12/31/2011_____ X

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WMSI SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1420 STATE HIGHWAY 206 NORTH, SUITE 140

(No. and Street)

BEDMINSTER	NJ	07921
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Martin G. Flanigan   212-266-6663

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP

(Name – *if individual, state last, first, middle name*)

1185 Avenue of the Americas	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, Martin G. Flanigan _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
WMSI Securities LLC _____ , as
of December 31 _____ , 20 11_____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____ 2/28/12
Signature

_____
Chief Financial Officer
Title

_____ 2-28-12
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (Bound under separate cover)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

WMSI Securities LLC

Statement of Financial Condition

December 31, 2011

Contents



Independent Auditor's Report

To the Members
WMSI Securities LLC
Nashville, Tennessee

We have audited the accompanying statement of financial condition of WMSI Securities LLC (the "Company") as of December 31, 2011. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of WMSI Securities LLC as of December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

New York, New York
February 28, 2012

1

WMSI Securities LLC

Statement of Financial Condition
December 31, 2011

ASSETS

Cash	$	339,187
Accounts receivable		325,247
Due from affiliate		36,585
Prepaid expenses and other assets		4,967
Total assets	$	705,986

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accrued expenses	$	220,409
Members' equity		485,577
Total liabilities and Members' equity	$	705,986

See Notes to Statement of Financial Condition.

WMSI Securities LLC

Notes to Statement of Financial Condition

Note 1.   Organization

WMSI Securities LLC (the "Company") is a limited liability company formed pursuant to the laws of the State of New Jersey. The Company is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of Wealth Management Systems, Inc. (the "Parent").

The Company operates under the exemptive provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3. Among other provisions, the Company does not hold funds or securities for, or owe money or securities to, customers.

Note 2.   Significant Accounting Policies

The Company follows accounting standards established by the Financial Accounting Standards Board (the "FASB") to ensure consistent reporting of financial condition, results of operations and cash flows. References to generally accepted accounting principles ("GAAP") in these notes are to the *FASB Accounting Standards Codification*™, sometimes referred to as the "Codification" or "ASC."

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions in determining the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

The Company earns transaction fees for facilitating the processing of rollover transactions from individual qualified retirement plan accounts to individual retirement account ("IRA") rollover accounts. These fees are either based upon the number of transactions processed or the value of the underlying assets transferred and are recorded when the rollover transactions are completed. Accounts receivable are stated at the amount management expects to collect from processing rollover transactions.

Note 3.   Related Party Transactions

The Parent's principal business is the development, implementation and maintenance of technology used by financial service companies to facilitate the direct rollover of funds from qualified retirement plan accounts to IRAs. The Parent develops software applications that provide an electronic interface between retirement plan record-keeping systems and IRA provider new account opening applications. This interface automates the IRA distribution process and facilitates real time opening of IRAs. The Company supports the activities of its Parent by introducing IRA products to qualified retirement plan sponsors and third-party retirement plan administrators that are customers of the Parent. The Company also provides related administrative services necessary to support those customers. The IRA providers pay a transaction fee to the Company based on the number and dollar amount of IRAs opened through the software provided by the Parent.   This close interrelationship means that the Company is dependent on its Parent for provision of the products and services it supports and the Parent is committed to maintaining and capitalizing the Company as a component of its business model. The accompanying financial statements might not necessarily be indicative of the Company's financial conditions or results of operations had the Company operated as an unaffiliated independent entity.

The Parent provides office space and other administrative services to the Company at no cost. However, pursuant to an expense-sharing agreement with the Parent, the Parent is reimbursed for compensation, benefits and other professional fees. The Company reimbursed the Parent $64,963 for its share of these expenses for the year ended December 31, 2011.

Note 3.   Related Party Transactions (Continued)

The Parent may receive payments from customers for services performed by the Company and vice versa as they both provide services to the same customers. At December 31, 2011, the Parent owed the Company $36,585, net of payments received and shared expenses which is reported as due from affiliate in the statement of financial condition.

Note 4.   Income Taxes

The Company is not subject to federal income tax, but may be subject to certain state taxes. Each Member is individually liable for taxes on its share of the Company's income or loss. FASB guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more likely than not" of being sustained "when challenged" or "when examined" by the applicable authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. The Managing Member has reviewed the Company's tax positions for the open tax years (current and prior three tax years) to determine if additional taxes would be due if such positions were examined, and has concluded that there are no material uncertain income tax positions for which an expense and liability should be recorded. The Company is not subject to examination by U.S. federal and state tax authorities for tax years before 2008.

Note 5.   Regulatory Requirements

Pursuant to the Uniform Net Capital Rule 15c3-1 ("Rule 15c3-1") of the SEC, the Company is required to maintain minimum net capital, as defined, of the greater of $5,000 or 6-2/3% of aggregate indebtedness and requires the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. Rule 15c3-1 also provides that equity may not be withdrawn if the ratio would exceed 10 to 1. Net capital and aggregate indebtedness fluctuate on a daily basis; however, at December 31, 2011, the Company had net capital, as defined, of $118,778, which exceeded the required amount by $104,084. At December 31, 2011, the Company's net capital ratio was 1.86 to 1.

Note 6.   Off-Balance-Sheet Risk and Concentration of Risk

The Company, at times, maintains its cash balances in bank deposit accounts in excess of federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

Note 7.   Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects risk of loss to be remote.

Note 8.   Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued.